CYBERARK SOFTWARE LTD.

PROXY FOR A SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 18, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Donna Rahav, and Jonathan M. Nathan, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of CyberArk Software Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Monday, November 17, 2014, at a Special General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 94 Em-Ha’moshavot Road, Petach Tikva 4970602, Israel, on Thursday, December 18, 2014 at 4:30 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company (the “Proxy Statement”) relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted “FOR” each proposal and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. In such case, however, the votes under this Proxy will not count towards the special majority of shareholders lacking a Personal Interest in any such proposal, as described in the Proxy Statement.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

CYBERARK SOFTWARE LTD.

December 18, 2014

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN

Directions (Proposals 1(a), 1(b) and 2)

If you possess a Personal Interest (as described in the Proxy Statement) in the approval of Proposals 1(a), 1(b) or 2 and wish to vote “For” or “Against” any such proposal, you should not fill out your vote for such proposal in this proxy card but should instead indicate in the space below that you possess such a Personal Interest and should furthermore contact the Company’s Corporate Secretary, Donna Rahav, at +972-3-918-0000 or proxies@cyberark.com, who will advise you as to how to submit your vote for any such proposal.

1.      (a) To ratify the election of Mr. Ron Gutler as an external director of the Company for a three year term, in accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”).

(b) To ratify the election of Ms. Kim Perdikou as an external director of the Company for a three year term, in accordance with the Companies Law.

			□ □	□ □	□ □
		2. To approve a Compensation Policy with respect to the terms of service and employment of the Company’s office holders, as such term is defined in the Companies Law.	□	□	□
By filling out and returning this proxy card with respect to Proposals 1(a), 1(b) and/or 2 above, the undersigned hereby confirms (whether voting “For” or “Against” such proposal) that he, she or it does not possess a Personal Interest (as defined in the Companies Law) with respect to the subject matter of such proposal. If you possess a Personal Interest or believe that you possess a Personal Interest and wish to vote “For” or “Against” such proposal, you should not fill out your vote for such proposal and should instead follow the “Directions” opposite.
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	□

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.